Exhibit 99.1

Sun Life Financial Reports Fourth Quarter and Full Year 2013 Results

Unless otherwise noted, all amounts are in Canadian dollars.

Fourth Quarter 2013 Financial Highlights

•	Operating net income(1) from Continuing Operations(2) of $642 million, compared to $333 million in the fourth quarter of 2012. Reported net income from Continuing Operations of $571 million, compared to $284 million in the fourth quarter of 2012. Results reflect business growth, positive capital market impacts and management action to optimize value from our closed block of life insurance in the U.S.
•	Operating earnings per share(1) ("EPS") from Continuing Operations of $1.05, compared to $0.56 in the fourth quarter of 2012. Reported EPS from Continuing Operations of $0.93, compared to $0.47 in the fourth quarter of 2012
•	Operating return on equity(1) ("ROE") (Combined Operations)(2)(3) of 17.7%, compared to 13.1% in the fourth quarter of 2012. Reported ROE (Combined Operations)(3) of 15.2%, compared to 11.4% in the fourth quarter of 2012
•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(4) of 219%

2013 Annual Financial Highlights

•	Operating net income from Continuing Operations of $1,943 million, compared to $1,479 million in 2012. Reported net income from Continuing Operations of $1,696 million, compared to $1,374 million in 2012
•	Operating EPS from Continuing Operations of $3.21, compared to $2.49 in 2012. Reported EPS from Continuing Operations of $2.78, compared to $2.29 in 2012
•	Operating ROE (Combined Operations) of 14.8%, compared to 12.5% in 2012. Reported ROE (Combined Operations) of 6.5%, compared to 11.6% in 2012
•	Annual dividend of $1.44 per share

TORONTO, Feb. 12, 2014 /CNW/ - Sun Life Financial Inc.(5) (TSX: SLF) (NYSE: SLF) had operating net income from Continuing Operations of $642 million in the fourth quarter of 2013, compared to $333 million in the fourth quarter of 2012. Our operating EPS from Continuing Operations was $1.05 in the fourth quarter of 2013, compared to $0.56 in the fourth quarter of 2012. Reported net income from Continuing Operations was $571 million or $0.93 per share in the fourth quarter of 2013, compared to reported net income from Continuing Operations of $284 million or $0.47 per share in the fourth quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations(1) was $605 million in the fourth quarter of 2013 compared to $342 million in the fourth quarter of 2012. Non-capital market related assumption changes and management actions were favourable by $230 million in the fourth quarter of 2013, including $290 million of income related to the restructuring of an internal reinsurance arrangement.(6) Non-capital market related assumption changes and management actions were favourable by $32 million in the same period in 2012. Removing these amounts from both years, operating net income excluding the net impact of market factors from Continuing Operations would have been $375 million in the fourth quarter of 2013, as compared to $310 million in the fourth quarter of 2012.

(1)	Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting Standards ("IFRS"). See Use of Non-IFRS Financial Measures. All EPS measures refer to fully diluted EPS, unless otherwise stated.
(2)	Effective August 1, 2013 we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"). As a result of this transaction, we have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".
(3)	Measures derived from equity are presented on a Combined Operations basis.
(4)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(5)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".
(6)	Further information included under the heading Restructuring of Internal Reinsurance Arrangement in this document.

"We are pleased to report strong results in the fourth quarter, capping a successful year of growth and execution across the enterprise," Dean Connor, President and CEO, Sun Life Financial said. "Taken together, the significant changes in the mix of new business, disciplined product action and strong demand across the four pillars, are all contributing to business momentum."

The following table sets out our operating net income measures for the fourth quarter of 2013.

($ millions, after-tax)	Q4'13
Operating net income (loss)	642
Net equity market impact	22
Net interest rate impact	3
Net gains from increases in the fair value of real estate	12
Actuarial assumption changes driven by changes in capital market movements	—
Operating net income (loss) excluding the net impact of market factors	605

The Board of Directors of Sun Life Financial Inc. ("SLF Inc.") today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Strong sales drove a 15% increase in premiums and deposits in 2013 and along with rising markets, lifted assets under management by $107 billion to $640 billion," said Connor. "Our results in the fourth quarter also benefited from management action to reduce financing costs for our closed block of life insurance in the U.S., which includes a $290 million gain from the restructuring of an internal reinsurance arrangement."

"In Canada, strong fourth quarter sales in our Individual Insurance & Investments business contributed to an excellent 2013, including mutual fund sales by Sun Life Global Investments which more than doubled over the same quarter last year," Connor said. "Assets under administration in our Group Retirement Services business reached a record $64 billion due to increased sales, stronger roll-over sales and market appreciation, and both Group Retirement Services and our Group Benefits business maintained their number one rankings in market share."

"MFS reported a strong fourth quarter to complete an excellent year of performance for customers and asset growth," he said. "Assets under management at MFS reached an all-time high of US$413 billion driven by market appreciation and record annual sales, with continued strong investment performance during the quarter. MFS increased its market share of the U.S. mutual fund industry in 2013 compared to the previous year."

"Subsequent to the quarter, we announced the creation of our new third-party asset management business, which will bring our investment capabilities in private fixed income, mortgages and real estate investing to pension plans and other institutional investors," Connor said. "Sun Life Investment Management Inc. will extend the asset management pillar of our enterprise strategy and complements our existing businesses in Canada."

"In the U.S., our Employee Benefits Group reported strong overall sales in the fourth quarter, including continued growth in voluntary sales," Connor said. "Results benefited from strong sales in our international high net worth business due to expanded distribution targeting major international wealth centers."

"We expanded our footprint in Asia in 2013, entering both the Malaysian and Vietnamese markets. Both operations are off to a strong start, with full year sales and value of new business ahead of planned levels," Connor said. "In Hong Kong, the Philippines and Indonesia we saw strong sales driven by growth in all channels."

Operational Highlights

2013 Achievements and Milestones

Canada

•	For the fourth consecutive year, Sun Life Financial Canada ("SLF Canada") was voted by Canadians as the Most Trusted Life Insurance Company as part of the Reader's Digest 2013 Trusted Brand™ awards program;
•	Group Benefits ("GB") was ranked #1 group life and health benefits provider in Canada for the fourth year in a row in the 2012 Fraser Group Universe Report;
•	Group Retirement Services ("GRS") was ranked #1 by Benefits Canada based on total pension plan assets as at June 30, 2013, and ended 2013 with assets under administration of $64 billion, driven by strong sales and market performance;
•	Individual Insurance & Investments retained its first place position in the fixed annuities market increasing market share to 32% and maintaining a first place position with 46% market share in payout annuity sales, both as measured by LIMRA (as at September 30, 2013); and
•	The Sun Life Financial Career Sales Force ("CSF") continued to grow during the year exceeding 3,800 advisors and managers across the country.

United States

•	In August 2013, we completed the sale of our U.S. Annuity Business, a milestone that significantly improved our risk profile and reduced our earnings volatility;
•	Strong sales throughout 2013 in the Employee Benefits Group ("EBG") combined with higher persistency drove a 7% year-over-year increase in business in-force;
•	Sales in EBG increased 18% in 2013 compared to 2012, driven by an increase in voluntary benefits sales of 26% compared to 2012; and
•	EBG continues to expand its product suite and released two new group voluntary accident insurance plans that provide protection for customers who are injured in a variety of covered accidents. EBG also launched an innovative stop-loss cancer insurance offering that provides an enhanced benefit to self-insured employers.

Asset Management

•	Sun Life Financial's assets under management ("AUM") ended 2013 at a new high of $640 billion;
•	MFS had record gross sales in 2013 of US$96.0 billion, US$24.0 billion of net in-flows, and ended 2013 with AUM at a new high of US$412.8 billion;
•	Sun Life Global Investments (Canada) Inc. ("SLGI") completed its third full year of operations. Sales exceeded $1.7 billion and AUM reached $7.2 billion;
•	SLGI launched a comprehensive suite of income funds and grew its retail fund sales 77% over 2012; and
•	Eight SLGI long-term funds (Series A) have passed their three-year anniversary and were above the median in their respective categories based on fund performance, with four funds in the first quartile. Sun Life MFS Global Value, Sun Life MFS International Value and Sun Life MFS Global Total Return were rated five stars by Morningstar and delivered top ten performance in each of their respective categories.

Asia

•	Our Philippines business achieved record insurance sales, rising 51% over 2012, and surpassed 5,000 agents during 2013, two years ahead of the goal set for 2015;
•	Sun Life of Canada (Philippines), Inc. was the number one life insurance provider in the Philippines for the second consecutive year, based on premium income in 2012 (reported by the Insurance Commission in the Philippines in 2013);
•	In Hong Kong our individual insurance sales and net wealth sales including Mandatory Provident Fund products, increased 43% and 45%, respectively, over 2012;
•	In Indonesia, we continued to grow our agency sales force, surpassing 7,100 at the end of 2013. Insurance sales in 2013 were up 31% compared to 2012. PT Sun Life Financial Indonesia was ranked third in the life insurance category in a survey of Indonesia's Most Admired Companies 2013 conducted by Bloomberg Businessweek Indonesia and Frontier Consulting Group;
•	In India, Birla Sun Life Asset Management Company's MNC Fund-Growth and Birla Sun Life 95-Dividend were awarded the 2012 Lipper Fund Awards for Best Equity Fund (5 years) and the Best Mixed Asset INR Balanced Fund (10 years), respectively; and
•	In 2013, PVI Sun Life Insurance Company Limited received its license to operate in Vietnam and we completed the acquisition of 49% of each CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad in Malaysia, giving us access now to seven key markets in this opportunity-rich region.

Sustainability and other highlights

•	For the second year in a row, Sun Life Financial ranked #1 in the Globe and Mail's Report on Business rankings for excellence in corporate governance;
•	Subsequent to the quarter, Sun Life Financial was named to the 2014 Global 100 Most Sustainable Corporations by Corporate Knights for the fourth consecutive year - one of two North American life insurers to make the list. Last June, Sun Life Financial was also named to the Corporate Knights list of 2013 Best 50 Corporate Citizens in Canada which is based on performance excellence across resource, employee and financial management;
•	SLF Canada achieved gold level certification from Excellence Canada in the category of excellence, innovation and wellness. This award is the most comprehensive recognition of organizational excellence awarded by Excellence Canada; and
•	MFS was recognized by the United Nations Association of Greater Boston, earning a spot on the 2013 Global Corporate Citizenship Honor Roll after three years of demonstrated commitment to incorporating the Principles for Responsible Investment into its investment and proxy voting practices.

Fourth Quarter Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
SLF Canada had a strong sales quarter and continues to make significant progress towards our goal of becoming the best performing life insurer in Canada.

Individual Insurance sales of $87 million exceeded the fourth quarter of last year by 34% with strong increases from both the wholesale and CSF channels. Individual wealth sales of $1.1 billion in the fourth quarter exceeded last year by $261 million or 31% led by strong payout annuity and mutual fund sales, supported by our "Money for LifeTM" campaign.

SLGI sales grew 14%, from $447 million in the fourth quarter last year to $511 million this year. Retail gross sales of $124 million are up 153% compared to the fourth quarter last year driven by successful three year performance numbers, key engagements with third party advisors, ongoing build of the product shelf and brand as well as significant expansion of our wealth wholesale team.

The Defined Benefits Solutions team in GRS had an excellent quarter, closing almost $500 million in sales, driven by innovative annuity solutions, bringing their full year total sales to $1,188 million. Strong performance in the Defined Contribution business continued in the fourth quarter, with $210 million in new sales.

Becoming a leader in group insurance and voluntary benefits in the United States
Our 2013 strategic initiative to transform operations and distribution in our EBG business to get closer to customers and brokers was completed in the fourth quarter, resulting in significant change in the way we do our business. EBG sales for the quarter rose 17% compared to the same period last year, due primarily to an increase in stop-loss and voluntary sales, but included growth across all product lines.

Growing our asset management businesses globally
Our global assets under management grew $50 billion in the fourth quarter of 2013, reaching $640 billion at the end of the year.

MFS AUM were US$412.8 billion at December 13, 2013, compared with US$385.6 billion at September 30, 2013, another new high. MFS' retail fund performance remains strong with 92% of fund assets ranked in the top half of their respective Lipper categories based on three-year performance. MFS launched low-volatility mutual funds for its U.S. retail investors during the fourth quarter of 2013, further enhancing its product lines for investment solutions that help conservative investors to access the equity markets.

Strengthening our competitive position in Asia
Sales momentum, expanded distribution channels and the addition of our newest ventures in Vietnam and Malaysia, continue to strengthen our competitive position in Asia.

In the Philippines, we delivered strong fourth quarter results with insurance sales up 11% from the same quarter last year and agency headcount exceeded 5,200.

Sun Life Hong Kong Limited won three 2013 Benchmark Wealth Management Awards, a financial sector-coveted prize organized by WealthAsia. Sales were strong in the fourth quarter, with insurance sales up 30% from the fourth quarter of 2012.

In Indonesia, individual life sales in the fourth quarter of 2013 were up 24% from the fourth quarter of 2012, with agency sales up 51% from a year ago driven by increased agency headcount.

How We Report Our Results
We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. The Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual consolidated financial statements and accompanying notes ("Consolidated Financial Statements") for the year ended December 31, 2013.

Sale of U.S. Annuity Business
Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)").

We have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities were classified as held for sale in our Consolidated Statements of Financial Position as at December 31, 2012.

Use of Non-IFRS Financial Measures
We use certain financial measures that are not based on IFRS ("non-IFRS financial measures"), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) and other financial measures based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income those impacts that are not operational or ongoing in nature. Its purpose is to assist investors in understanding our underlying business performance and excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Its purpose is to assist investors in understanding our underlying business performance, excluding defined market impacts. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information
Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Full year
($ millions, unless otherwise noted)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	642	422	431	448	333	1,943	1,479
Reported net income (loss) from Continuing Operations	571	324	391	410	284	1,696	1,374
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	605	337	384	392	342	1,718	1,516
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	1.05	0.69	0.71	0.75	0.56	3.21	2.49
Reported EPS from Continuing Operations (diluted)	0.93	0.53	0.64	0.68	0.47	2.78	2.29
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	1.06	0.70	0.71	0.75	0.56	3.22	2.49
Reported EPS from Continuing Operations (basic)	0.94	0.53	0.65	0.68	0.48	2.81	2.32

Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	642	460	476	565	453	2,143	1,679
Reported net income (loss) from Combined Operations	550	(520)	399	513	395	942	1,554
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	605	332	410	429	420	1,776	1,600
Diluted EPS ($)
Operating EPS from Combined Operations(1)	1.05	0.75	0.79	0.94	0.76	3.54	2.83
Reported EPS from Combined Operations	0.90	(0.84)	0.65	0.85	0.65	1.55	2.59
Basic EPS ($)
Operating EPS from Combined Operations(1)	1.06	0.76	0.79	0.94	0.76	3.55	2.83
Reported EPS from Combined Operations	0.91	(0.86)	0.66	0.85	0.66	1.56	2.62
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	17.7%	12.6%	12.8%	15.8%	13.1%	14.8%	12.5%
Reported ROE from Combined Operations	15.2%	(14.2)%	10.7%	14.3%	11.4%	6.5%	11.6%
Avg. common shares outstanding (millions)	608	606	603	600	597	604	593
Closing common shares outstanding (millions)	609.4	607.1	605.8	603.0	599.6	609.4	599.6
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.44	1.44
MCCSR ratio	219%	216%	217%	214%	209%	219%	209%

Premiums and deposits from Continuing Operations
Net premium revenue	2,824	2,408	2,374	2,033	2,457	9,639	8,247
Segregated fund deposits	1,917	2,227	2,169	2,157	1,681	8,470	6,935
Mutual fund sales(1)	14,219	15,354	16,104	14,983	11,294	60,660	43,303
Managed fund sales(1)	9,778	11,410	10,508	8,269	14,938	39,965	43,851
ASO premium and deposit equivalents(1)	1,551	1,460	1,487	1,475	1,512	5,973	5,737
Total premiums and deposits(1)	30,289	32,859	32,642	28,917	31,882	124,707	108,073

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Prior periods have been restated for changes in accounting policies. See Note 2 in our Consolidated Financial Statements.

	Quarterly results					Full year
($ millions, unless otherwise noted)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Assets under management(1)
General fund assets(2)	123,390	121,248	133,052	133,869	133,171	123,390	133,171
Segregated funds	76,141	71,658	97,364	96,687	92,655	76,141	92,655
Mutual funds, managed funds & other AUM(3)	440,306	397,584	360,312	340,121	307,040	440,306	307,040
Total AUM(3)	639,837	590,490	590,728	570,677	532,866	639,837	532,866

Capital(1)
Subordinated debt and other capital(4)	3,099	3,094	3,096	3,440	3,436	3,099	3,436
Participating policyholders' equity	127	126	124	124	128	127	128
Total shareholders' equity(2)	17,227	16,600	17,495	17,075	16,418	17,227	16,418
Total capital	20,453	19,820	20,715	20,639	19,982	20,453	19,982

(1) All periods prior to the third quarter of 2013 include the Discontinued Operations.
(2) Prior periods have been restated for changes in our accounting policies. See Note 2 in our Consolidated Financial Statements.
(3) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4) Other capital refers to innovative capital instruments consisting of Sun Life ExchangEable Capital Securities and are recognized as senior debentures in the Consolidated Financial Statements, which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management - Capital in our annual MD&A.

Unless indicated otherwise, factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

Q4 2013 vs. Q4 2012
Our reported net income from Continuing Operations was $571 million in the fourth quarter of 2013, compared to $284 million in the fourth quarter of 2012. Reported ROE (Combined Operations) was 15.2%, compared to 11.4% in the fourth quarter of 2012.

Operating net income from Continuing Operations was $642 million for the quarter ended December 31, 2013, compared to $333 million for the quarter ended December 31, 2012. Operating ROE (Combined Operations) was 17.7%, compared to 13.1% in the fourth quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $605 million in the fourth quarter of 2013, compared to $342 million in the fourth quarter of 2012. Results in the fourth quarter of 2013 were favourably impacted by income of $290 million from a management action related to the restructuring of an internal reinsurance arrangement. Additional information can be found under the heading Restructuring of Internal Reinsurance Arrangement in this document. As a result, non-capital market related assumption changes and management actions in the fourth quarter of 2013 were favourable by $230 million, compared to a favourable impact of $32 million in the fourth quarter of 2012. Removing this amount from both years, operating net income excluding the net impact of market factors from Continuing Operations would have been $375 million in the fourth quarter of 2013, as compared to $310 million in the fourth quarter of 2012.

The sale of our U.S. Annuity Business was completed effective August 1, 2013 and as a result no income or loss from the operations of the Discontinued Operations was recognized in the fourth quarter of 2013.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2013.

	Continuing Operations
($ millions, after-tax)	Q4'13	Q4'12
Reported net income	571	284
Certain hedges that do not qualify for hedge accounting in SLF Canada	17	(6)
Fair value adjustments on share-based payment awards at MFS	(76)	(39)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(5)	—
Restructuring and other related costs(2)	(7)	(4)
Operating net income	642	333
Equity market impact
Net impact from equity market changes	40	15
Net basis risk impact	(18)	(2)
Net equity market impact(3)	22	13
Interest rate impact
Net impact from interest rate changes	54	21
Net impact of decline in fixed income reinvestment rates	(37)	(44)
Net impact of credit spread movements	(25)	(20)
Net impact of swap spread movements	11	(20)
Net interest rate impact(4)	3	(63)
Net gains from increases in the fair value of real estate	12	20
Actuarial assumption changes driven by changes in capital market movements	—	21
Operating net income excluding the net impact of market factors	605	342

Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	11	35
Mortality/morbidity	(21)	(5)
Credit	12	4
Lapse and other policyholder behaviour	(28)	(11)
Expenses	(58)	(64)
Other	(27)	—

Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)(6)	230	32

Other items(7)	48	6

(1) Includes an update to the impact on our insurance contract liabilities of the transfer of asset-backed securities to our Continuing Operations.
(2) Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5) Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6) 2013 includes $290 million of income related to the restructuring of an internal reinsurance arrangement. Further information included under the heading Restructuring of Internal Reinsurance Arrangement in this document.
(7) 2013 includes tax related items primarily in Canada and reduced accrued compensation costs in MFS. 2012 includes tax related items in SLF U.K.

Our reported net income from Continuing Operations for the fourth quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income from Continuing Operations excluded the impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, assumption changes and management actions related to the sale of our U.S. Annuity Business and restructuring and other related costs. The net impact of these items reduced reported net income from Continuing Operations by $71 million in the fourth quarter of 2013, compared to a reduction of $49 million in the fourth quarter of 2012.

Net income from Continuing Operations in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information can be found under the heading Restructuring of Internal Reinsurance Arrangement in this document. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Net income from Continuing Operations in the fourth quarter of 2012 reflected favourable impacts from equity markets and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience.

The sale of our U.S. Annuity Business was completed effective August 1, 2013 and as a result no income or loss from the operations of the Discontinued Operations was recognized in the fourth quarter of 2013. During the quarter we recognized a charge to income of $21 million in the Discontinued Operations, reflecting an adjustment to the estimated purchase price related to the sale of our U.S. Annuity Business. For further information on the transaction see Sale of U.S. Annuity Business section in this document. Reported net income from Discontinued Operations in the fourth quarter of 2012 reflected favourable market impacts, gains from investment activity on insurance contract liabilities, and an update to the prior quarter's estimate of actuarial assumptions related to annuitant mortality.

2013 vs. 2012

	2013		2012
($ millions, after-tax)	Continuing Operations	Combined Operations	Continuing Operations	Combined Operations
Reported net income (loss)	1,696	942	1,374	1,554
Certain hedges that do not qualify for hedge accounting in SLF Canada	38	38	(7)	(7)
Fair value adjustments on share-based payment awards at MFS	(229)	(229)	(94)	(94)
Loss on the sale of our U.S. Annuity Business	—	(695)	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(27)	(235)	—	—
Restructuring and other related costs(2)	(29)	(80)	(4)	(18)
Goodwill and intangible asset impairment charges	—	—	—	(6)
Operating net income (loss)	1,943	2,143	1,479	1,679
Net equity market impact(3)	76	143	104	260
Net interest rate impact(4)	86	157	(214)	(216)
Net gains from increases in the fair value of real estate	30	30	62	62
Actuarial assumption changes driven by changes in capital market movements	33	37	11	(27)
Operating net income (loss) excluding the net impact of market factors	1,718	1,776	1,516	1,600

(1) Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations. Excludes $4 million which is classified as Restructuring and other related costs.
(2) Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

Our reported net income from Continuing Operations was $1,696 million in 2013, compared to $1,374 million in 2012. Operating net income from Continuing Operations was $1,943 million in 2013, compared to $1,479 million in 2012. Operating net income from Continuing Operations excludes the impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, loss on the sale of our U.S. Annuity Business, assumption changes and management actions related to the sale of our U.S. Annuity Business, restructuring and other related costs and goodwill and intangible asset impairment charges. The net impact of these items reduced reported net income from Continuing Operations by $247 million in 2013, compared to a reduction of $105 million in 2012.

Reported ROE (Combined Operations) was 6.5% in 2013, compared to 11.6% in 2012. Operating ROE (Combined Operations) was 14.8% in 2013, compared to 12.5% in 2012. The reported ROE (Combined Operations) in 2013 was lower than 2012 largely due to the loss on the sale of our U.S. Annuity Business partially offset by the favourable impact of market factors and underlying growth in earnings during the year.

Net income from Continuing Operations in 2013 reflected favourable impacts from equity markets, rising interest rates, increases in the fair value of investment properties, and actuarial assumption changes driven by capital markets. These items were partially offset by unfavourable impacts from basis risk, declines in the assumed fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impacts from credit spread and swap spread movements. Positive experience items included investment activity on insurance contract liabilities and credit, more than offset by unfavourable impacts from lapse and policyholder behaviour experience, expenses and other items. Non-capital market related assumption changes and management actions contributed to net income in 2013, including income of $290 million related to the restructuring of an internal reinsurance arrangement. Additional information on this transaction is included in this document under the heading Restructuring of Internal Reinsurance Arrangement.

Net income from Continuing Operations in 2012 reflected favourable impacts from equity markets, basis risk, increases in the fair value of real estate classified as investment properties, and favourable impacts from swap spreads, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spreads. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, as well as lapse and other policyholder behaviour experience. Net realized gains on sales of available-for-sale ("AFS") securities and assumption changes and management actions contributed to net income in 2012.

We reported a net loss from Discontinued Operations of $754 million in 2013 reflecting the loss on sale of $695 million and net loss from operations for the first seven months of the year, including assumption changes and management actions related to the sale of our U.S. Annuity Business. Reported net income in 2012 was $180 million reflecting positive impacts from equity markets, basis risk, interest rates, partially offset by unfavourable impacts from swap spread movements, and both capital market and non-capital market related assumption changes and management actions.

Sale of U.S. Annuity Business
Effective August 1, 2013 we completed the sale of our U.S. Annuity Business to Delaware Life Holdings, LLC. We estimate the final sale proceeds will be $1,678 million including closing purchase price adjustments. The final purchase price adjustment is subject to finalization between Delaware Life Holdings, LLC and us. We expect the determination of the final purchase price adjustment to be completed in the first half of 2014.

The transaction consisted primarily of the sale of 100% of the shares of Sun Life (U.S.), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction included the transfer of certain related operating assets, systems and employees that supported these businesses and the transfer of the financial risks and rewards associated with the products.

Net Loss Recognized in Discontinued Operations
The reported net loss recognized in Discontinued Operations in 2013 is comprised of the following:

($ millions, after-tax)	2013
Estimated sale proceeds(1)	1,678
Net carrying value of assets less liabilities held for sale	(2,423)
Transaction costs	(14)
Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	64
Net loss on the sale of our U.S. Annuity Business (see Note 3 in our Consolidated Financial Statements)	(695)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(2)	(208)
Total loss recognized in Discontinued Operations related to the sale of our U.S. Annuity Business	(903)
All other income in Discontinued Operations	149
Common shareholders' net income (loss) from Discontinued Operations	(754)

(1) The estimated sale proceeds is comprised of $1,580 million of cash and $98 million receivable for our estimate of the final purchase price adjustment.
(2) One of the pre-closing transactions that occurred in 2013 related to the transfer of certain asset-backed securities to the Continuing Operations. This resulted in a charge recognized in Discontinued Operations for the change in insurance contract liabilities. The net carrying value of assets less liabilities held for sale was also impacted by this amount.

Impact on Shareholders' Equity
The transaction resulted in a $952 million loss recorded in our common shareholders' net income from Combined Operations in 2013, which was comprised of losses of $903 million recognized in Discontinued Operations and $49 million recognized in Continuing Operations. This loss reflects pre-closing transactions, closing costs, certain tax adjustments, our estimate of the closing purchase price adjustments and costs associated with the sale but incurred subsequent to the sale date of August 1, 2013. The loss is expected to be finalized in the first half of 2014, once all closing purchase price adjustments have been finalized.

The following table summarizes the impact the sale of our U.S. Annuity Business had on reported net income and common shareholders' equity.

($ millions, after-tax)	2013
Total loss recognized in Discontinued Operations related to the sale of the U.S. Annuity Business	(903)
Impacts recognized in Continuing Operations:
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(27)
Restructuring and other disposition related costs, including provision for withholding tax	(22)
Impact of sale on common shareholders' net income (loss) from Continuing Operations	(49)
Impact of sale on common shareholders' net income (loss) from Combined Operations	(952)
Add back: Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	(64)
Impact on common shareholders' equity	(1,016)

(1) Includes the impact on our insurance contract liabilities of dis-synergies of $107 million related to the sale and a gain of $80 million from the higher yields on the asset-backed securities transferred to Continuing Operations.

We expect to incur additional costs related to the separation of the U.S. Annuity Business from the Continuing Operations of approximately $26 million in 2014.

The sale and associated pre-closing transactions resulted in a four percentage point reduction to Sun Life Assurance's MCCSR ratio.

Restructuring of Internal Reinsurance Arrangement
In the U.S. we use captive reinsurance arrangements relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits. The purpose of these structures is to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. During the fourth quarter of 2013, we completed the restructuring of such a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware. The reserve requirements for this reinsurance arrangement, which relates to certain policies issued between January 2000 and February 2006, were previously funded with external senior debentures of $2.1 billion and short-term letters of credit. The new Delaware structure provides for more efficient funding of these reserve requirements as they are supported by a guarantee from SLF Inc. and will allow for a reduction of the existing financing and the cancellation of the short-term letters of credit. As a result of the restructuring, we recorded a gain in net income of $290 million in the fourth quarter of 2013 from the release of insurance contract liabilities for a portion of the estimated future funding costs for these reserve requirements and tax impacts resulting from the transition to a U.S. domiciled captive reinsurer. All required regulatory approvals were obtained prior to completing the restructuring.

We anticipate that the insurance contract liabilities for the remaining portion of the estimated future funding costs for the Delaware structure will be released over the next several years as the regulatory environment, as described below, becomes more certain. During this time, we expect this restructuring will result in a contribution to net income that averages approximately $15 million to $20 million per year, net of tax impacts and ongoing costs from the previous structure. The timing and amount of the release of these insurance contract liabilities may be impacted by changes in the regulatory environment.

The transition to the new reserve financing structure in Delaware resulted in an increase of $100 million in available capital at Sun Life Assurance, which was distributed to SLF Inc. in the fourth quarter to partially fund the new captive reinsurance structure. Accordingly, this transaction had no net impact to Sun Life Assurance's MCCSR ratio in the fourth quarter. SLF Inc. used the $100 million from Sun Life Assurance and an additional $250 million of cash on hand to capitalize the new Delaware structure. We expect the $250 million of capital to be released back to SLF Inc. over the next five years.

As at December 31, 2013 we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

The National Association of Insurance Commissioners is studying the use of captives and special purpose vehicles to transfer insurance risk, in relation to existing state laws and regulations. This study is ongoing, and it is possible the study or other regulatory authorities may recommend limitations on the use of captive structures in the future that may cause us to utilize alternate approaches to meet these reserve requirements. Any regulatory action that impacts our ability to continue our use of these structures or increases their cost may have an adverse impact on the Company's financial condition or earnings outlook, which cannot be determined until the regulatory environment becomes more certain. We continue to monitor the regulatory developments relating to life insurance companies using captive reinsurance arrangements. These statements, including expected impacts to net income and capital in future years, are forward-looking.

Actuarial Standards Update
In December 2013, the Actuarial Standards Board released an exposure draft on revisions to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of liabilities. The Actuarial Standards Board has indicated they will accept comments on the exposure draft until February 14, 2014 and intend to provide a final version in April 2014 to be effective in the fourth quarter of 2014. Though the final revisions are not yet available, we do not expect this change to have an adverse impact on income or capital, and sensitivities to interest rates may be impacted.

Impact of the Low Interest Rate Environment on Continuing Operations
Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels.

During 2013, we incurred a charge to income of $86 million, of which $37 million was recorded in the fourth quarter, due to declines in fixed income reinvestment rates in our insurance contract liabilities. Assuming continuation of December 31, 2013 interest rate levels through the end of 2014, our net income from Continuing Operations is expected to be reduced by approximately $40 million in 2014 due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. This estimate assumes the continuation of December 31, 2013 interest rate levels through the end of 2014, as applied to the block of business in-force and using other assumptions in effect at December 31, 2013.

Changes under consideration by the Actuarial Standards Board, as discussed in this document under the heading Actuarial Standards Update, would remove any impacts that would have occurred after the effective date. If the changes proposed in the exposure draft are implemented by us in the fourth quarter of 2014, we would expect the charges related to assumed fixed income reinvestment rates in 2015 to be nil.

The statements concerning the actuarial standards update and impact of the low interest rate environment to us in 2014 and 2015 are forward-looking.

Annual Goodwill and Intangibles Impairment Testing
The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter of 2013. No impairment charges were taken as a result of this testing. In 2012, we had written down $6 million of intangibles in our Discontinued Operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly					Full year
	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Average
U.S. Dollar	1.049	1.039	1.023	1.008	0.991	1.030	1.000
U.K. Pounds	1.698	1.610	1.571	1.563	1.592	1.611	1.584
Period end
U.S. Dollar	1.062	1.031	1.052	1.017	0.992	1.062	0.992
U.K. Pounds	1.758	1.668	1.600	1.546	1.612	1.758	1.612

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2013, our operating net income from Continuing Operations increased by $31 million as a result of movements in currency rates relative to the fourth quarter of 2012. For the year ended December 31, 2013, our operating net income from Continuing Operations increased by $37 million as a result of movements in currency rates relative to the prior year.

Performance by Business Group
The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

SLF Canada

	Quarterly results					Full year
($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Operating net income (loss)(1)
Individual Insurance & Investments(1)	59	64	80	154	42	357	281
Group Benefits(1)	40	128	86	80	72	334	347
Group Retirement Services(1)	38	23	44	29	35	134	167
Total operating net income (loss)(1)	137	215	210	263	149	825	795
Operating adjustments:
Hedges that do not qualify for hedge accounting	17	(2)	9	14	(6)	38	(7)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	16	—	—	—	16	—
Reported net income (loss)	154	229	219	277	143	879	788
Operating ROE (%)(1)(2)	7.6	11.8	11.4	14.5	8.4	11.3	11.7

(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) 2012 has been restated for changes in accounting policies. See Note 3 in our Consolidated Financial Statements.

Q4 2013 vs. Q4 2012
SLF Canada's reported net income was $154 million in the fourth quarter of 2013, compared to $143 million in the fourth quarter of 2012. Operating net income was $137 million, compared to $149 million in the fourth quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Net income in the fourth quarter of 2013 reflected favourable impacts from improvements in equity markets in Individual Insurance & Investments, new business gains, positive real estate experience in Individual Insurance and favourable credit experience. These items were more than offset by the unfavourable impact of declines in the assumed fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance, updates to actuarial assumptions and management actions and unfavourable policyholder behaviour.

Net income in the fourth quarter of 2012 reflected favourable impact of investment activity on insurance contract liabilities in Individual Insurance & Investments and GRS, and positive morbidity and mortality experience in GB. Offsetting these items were unfavourable impacts from declines in the assumed fixed income reinvestment rates in our insurance contract liabilities and adverse policyholder behaviour experience in Individual Insurance & Investments.

In the fourth quarter of 2013, sales of individual life and health insurance increased 34% compared to the fourth quarter of 2012, primarily due to higher par permanent insurance sales. Sales of individual wealth products were up 31% from the fourth quarter of 2012 due to strong sales across all segments except segregated funds. Sales of SLGI retail mutual funds increased 153% over the fourth quarter of 2012, demonstrating continued strong growth.

GB sales decreased 4% compared to the fourth quarter of 2012, primarily due to lower activity in the large case market segment. GRS sales increased slightly from the fourth quarter of 2012. Pension rollover sales were $394 million, an increase of 9% from the fourth quarter of 2012. Assets under administration for GRS ended the quarter above $64 billion.

2013 vs. 2012
Reported net income was $879 million in 2013, compared to $788 million in 2012. Operating net income was $825 million in 2013, compared to $795 million in 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions related to the sale of our U.S. Annuity Business, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $14 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a $30 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from Discontinued Operations.

Net income in 2013 reflected favourable equity market experience in Individual Insurance & Investments, new business gains, investment activity gains on insurance contract liabilities, positive credit experience and favourable morbidity experience in GB. These items were partially offset by the unfavourable impact of declines in the assumed fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance, widening of swap spreads in Individual Insurance & Investments and updates to actuarial assumptions and management actions.

Net income in 2012 reflected gains from increases in the value of real estate properties, the favourable impact of assumption changes and management actions in GB and GRS, and net realized gains on AFS securities. These items were partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments.

SLF U.S.

	Quarterly results					Full year
(US$ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Operating net income (loss) from Continuing Operations(1)
EBG(1)	2	23	17	11	—	53	26
Life and Investment Products(1)	324	78	105	54	93	561	298
Total operating net income (loss) from Continuing Operations(1)	326	101	122	65	93	614	324
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(5)	(25)	—	—	—	(30)	—
Restructuring and other related costs	—	—	(7)	—	—	(7)	—
Reported net income (loss) from Continuing Operations	321	76	115	65	93	577	324
Reported net income (loss) from Discontinued Operations	(20)	(841)	28	114	109	(719)	172
Reported net income (loss)	301	(765)	143	179	202	(142)	496
Operating ROE (%)(1)	48.9	14.9	12.4	13.1	16.1	18.9	9.5

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	341	105	126	65	93	637	322
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(5)	(26)	—	—	—	(31)	—
Restructuring and other related costs	—	—	(7)	—	—	(7)	—
Reported net income (loss) from Continuing Operations	336	79	119	65	93	599	322
Reported net income (loss) from Discontinued Operations	(21)	(844)	28	115	109	(722)	173
Reported net income (loss)	315	(765)	147	180	202	(123)	495

(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q4 2013 vs. Q4 2012
SLF U.S.'s reported net income from Continuing Operations was C$336 million in the fourth quarter of 2013, compared to C$93 million in the fourth quarter of 2012. Operating net income from Continuing Operations was C$341 million, compared to C$93 million in the fourth quarter of 2012. Operating net income from Continuing Operations in SLF U.S. excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2012 increased operating net income from Continuing Operations by C$19 million.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$321 million in the fourth quarter of 2013, compared to US$93 million in the fourth quarter of 2012. Operating net income from Continuing Operations was US$326 million in the fourth quarter of 2013, compared to US$93 million in the fourth quarter of 2012. Net income from Continuing Operations in the fourth quarter of 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement used to finance U.S. statutory reserve requirements for our closed universal life insurance business in the U.S. Additional information relating to this transaction can be found under the heading Restructuring of Internal Reinsurance Arrangement in this document. In addition, higher interest rates and net realized gains on the sale of AFS assets contributed positively to income. These items were partially offset by a refinement of the claims liability in EBG. Net income from Continuing Operations in the fourth quarter of 2012 was favourably impacted by the refinement of certain actuarial assumption updates from the prior quarter, partially offset by unfavourable morbidity experience in EBG, as well as an investment in our voluntary benefits capabilities.

Reported net income (Combined Operations) was US$301 million in the fourth quarter of 2013, compared to a reported loss (Combined Operations) of US$202 million in the fourth quarter of 2012.

EBG sales in the fourth quarter of 2013 increased 17% compared to the fourth quarter of 2012, reflecting improvement across all product lines but primarily driven by an increase in stop loss sales and voluntary benefits sales.

Sales in Life and Investment Products decreased 14% compared to the fourth quarter of 2012 driven by strong international sales in the prior year.

2013 vs. 2012
SLF U.S.'s reported net income from Continuing Operations was US$577 million in 2013, compared to US$324 million in 2012. Operating net income from Continuing Operations was US$614 million in 2013, compared to US$324 million in 2012. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a C$81 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a C$50 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from Discontinued Operations.

Net income from Continuing Operations in 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement used to finance U.S. statutory reserve requirements for our closed universal life insurance business in the U.S. Additional information relating to this transaction can be found under the heading Restructuring of Internal Reinsurance Arrangement in this document. Net income also reflected the impact of increased interest rates and net realized gains on the sale of AFS assets partially offset by unfavourable claims experience in EBG.

Net income from Continuing Operations in 2012 reflected favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions. These items were partially offset by unfavourable impacts from reduced interest rates and credit spread movements. Net income in EBG included unfavourable morbidity experience, an investment in our voluntary benefits capabilities and a charge related to a premiums receivable account reconciliation issue.

Reported net loss from Discontinued Operations was US$719 million in 2013, compared to reported net income of US$172 million in 2012. Results from Discontinued Operations in 2013 reflected the loss on the sale of our U.S. Annuity Business partially offset by the favourable impact of increased interest rates and equity markets. Net income from Discontinued Operations in 2012 reflected equity market gains and the favourable impact of investment activity on insurance contract liabilities. These items were partially offset by the net unfavourable impact of updates to actuarial assumptions and the negative impact of declining interest rates.

Reported net loss from Combined Operations was US$142 million in 2013, compared to income of US$496 million in 2012.

MFS Investment Management

	Quarterly results					Full year
(US$ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Operating net income(1)	148	116	101	100	85	465	302
Operating adjustments:
Fair value adjustments on share-based payment awards	(72)	(57)	(41)	(51)	(38)	(221)	(94)
Reported net income	76	59	60	49	47	244	208

(C$ millions)
Operating net income(1)	156	120	104	101	85	481	302
Operating adjustments:
Fair value adjustments on share-based payment awards	(76)	(59)	(42)	(52)	(39)	(229)	(94)
Reported net income	80	61	62	49	46	252	208
Pre-tax operating profit margin ratio(2)	45%	40%	37%	38%	35%	40%	34%
Average net assets (US$ billions)	398.1	373.2	358.4	339.8	309.7	367.5	286.0
Assets under management (US$ billions)(2)	412.8	385.6	353.7	348.5	322.8	412.8	322.8
Gross sales (US$ billions)	22.5	25.4	25.5	22.6	26.2	96.0	86.3
Net sales (US$ billions)	3.3	8.6	5.9	6.2	11.5	24.0	29.4
Asset appreciation (depreciation) (US$ billions)	24.1	23.4	(0.5)	19.8	8.3	66.8	40.7

S&P 500 Index (daily average)	1,772	1,674	1,610	1,515	1,420	1,644	1,379
MSCI EAFE Index (daily average)	1,860	1,748	1,707	1,668	1,544	1,746	1,489

(1) Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring and other related costs. See Use of Non-IFRS Financial Measures.
(2) Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q4 2013 vs. Q4 2012
MFS's reported net income was C$80 million in the fourth quarter of 2013, compared to C$46 million in the fourth quarter of 2012. MFS had operating net income of C$156 million in the fourth quarter of 2013, compared to C$85 million in the fourth quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2012 increased operating net income by C$9 million.

In U.S. dollars, MFS's reported net income was US$76 million in the fourth quarter of 2013, compared to US$47 million in the fourth quarter of 2012. Operating net income was US$148 million in the fourth quarter of 2013, compared to US$85 million in the fourth quarter of 2012.

The increase in net income from the fourth quarter of 2012 reflected the impact of higher average net assets and a reduction in accrued compensation costs during the quarter. MFS's pre-tax operating profit margin ratio was 45% in the fourth quarter of 2013, up from 35% in the fourth quarter of 2012.

Total AUM as at December 31, 2013 was US$412.8 billion, compared to US$322.8 billion at December 31, 2012. The increase of US$90.0 billion was driven by gross sales of US$96.0 billion and asset appreciation of US$66.8 billion, partially offset by redemptions of US$72.0 billion and dispositions of US$0.8 billion. Retail fund performance remained strong with 92%, 73% and 96% of fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively.

2013 vs. 2012
Reported net income was US$244 million in 2013, compared to US$208 million in 2012. Operating net income was US$465 million in 2013, compared to US$302 million in 2012. The increase reflected higher average net assets, which increased from US$286.0 billion in 2012 to US$367.5 billion in 2013.

SLF Asia

	Quarterly results					Full year
($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Operating net income (loss)(1)	42	18	46	51	50	157	129
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	(7)	—	—	—	(7)	—
Reported net income (loss)	42	11	46	51	50	150	129
Operating ROE (%)(1)	7.1	3.1	8.0	10.1	10.4	6.9	7.0

(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q4 2013 vs. Q4 2012
SLF Asia's reported and operating net income was $42 million in the fourth quarter of 2013, compared to $50 million in the fourth quarter of 2012.

Net income in the fourth quarter of 2013 reflected favourable assumption changes and management actions, business growth, and a favourable tax item, partially offset by unfavourable experience items. Net income in the fourth quarter of 2012 reflected the favourable impact of assumption changes and management actions.

Total individual life sales in the fourth quarter of 2013 were up 9% from the fourth quarter of 2012. Sales increased in the Philippines, Hong Kong and Indonesia, 11%, 30% and 24%, respectively, measured in local currency, driven by growth in agency and bancassurance channels. Sales also increased with the inclusion of our new joint ventures in Malaysia and Vietnam. These increases were partially offset by lower sales in India and China.

2013 vs. 2012
Reported net income was $150 million in 2013, compared to reported net income of $129 million in 2012. Operating net income was $157 million in 2013, compared to $129 million in 2012. Operating net income in 2013 excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business of $7 million, which includes a charge to income for the impact of dis-synergies on our insurance contract liabilities.

Net income in 2013 reflected favourable impacts in the Philippines, Hong Kong and Indonesia from market experience, realized gains on the sale of AFS assets and business growth, and reduced new business strain in China. Net income in 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and new business strain from sales in China and the Philippines, partially offset by the favourable impact of assumption changes and management actions and business growth in the Philippines.

Individual life insurance sales in 2013 were up 12% from 2012. Sales increased in the Philippines, Hong Kong and Indonesia compared to 2012. Growth also reflected the inclusion of our new markets, Malaysia and Vietnam. These increases were partially offset by lower sales in India and China. Sales in the Philippines were up 51% due to agency expansion and strong sales in the bancassurance channel. Sales in Hong Kong and Indonesia were up 43% and 31%, respectively, as a result of distribution growth.

Corporate
Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results					Full year
($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
SLF U.K.
Operating net income (loss)(1)	29	63	7	37	28	136	213
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	(2)	—	—	—	(2)	—
Reported net income (loss)	29	61	7	37	28	134	213

Corporate Support
Operating net income (loss) from Continuing Operations(1)	(63)	(99)	(62)	(69)	(72)	(293)	(282)
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	(3)	—	—	—	(3)	—
Restructuring and other related costs	(7)	(15)	—	—	(4)	(22)	(4)
Reported net income (loss) from Continuing Operations	(70)	(117)	(62)	(69)	(76)	(318)	(286)

Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(34)	(36)	(55)	(32)	(44)	(157)	(69)
Total operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	(5)	—	—	—	(5)	—
Restructuring and other related costs	(7)	(15)	—	—	(4)	(22)	(4)
Total reported net income (loss) from Continuing Operations(1)	(41)	(56)	(55)	(32)	(48)	(184)	(73)
Total reported net income (loss) from Discontinued Operations	—	—	(20)	(12)	2	(32)	7
Reported net income (loss) from Combined Operations	(41)	(56)	(75)	(44)	(46)	(216)	(66)

(1) Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q4 2013 vs. Q4 2012
Corporate had a reported loss from Continuing Operations of $41 million in the fourth quarter of 2013, compared to a reported loss from Continuing Operations of $48 million in the fourth quarter of 2012. Operating net income (loss) excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.'s reported net income was $29 million in the fourth quarter of 2013, compared to $28 million in the fourth quarter of 2012. SLF U.K.'s net income in the fourth quarter of 2013 reflected favourable market related impacts, partially offset by unfavourable impacts from the update of actuarial assumptions and tax related items. Net income in the fourth quarter of 2012 reflected favourable impacts from tax related items.

Corporate Support had a reported loss from Continuing Operations of $70 million in the fourth quarter of 2013, compared to a reported loss from Continuing Operations of $76 million in the fourth quarter of 2012. Net income from Continuing Operations in the fourth quarter of 2013 relative to the same period in 2012, reflected unfavourable experience in our Run-off reinsurance business, partially offset by lower interest expenses.

Corporate's reported net income from Discontinued Operations was nil in the fourth quarter of 2013, compared to $2 million in the fourth quarter of 2012.

Corporate's reported loss (Combined Operations) was $41 million in the fourth quarter of 2013, compared to a reported loss of $46 million in the fourth quarter of 2012.

2013 vs. 2012
Corporate had a reported loss from Continuing Operations of $184 million in 2013, compared to a reported loss from Continuing Operations of $73 million in 2012. Operating net income (loss) excludes restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $2 million and $3 million charge to income in SLF U.K. and Run-off reinsurance, respectively, related to the impact of dis-synergies on our insurance contract liabilities.

SLF U.K.'s reported net income was $134 million in 2013, compared to $213 million in 2012. Net income in 2013 reflected favourable market related impacts, investing activity on insurance contract liabilities and tax items, partially offset by project costs. Net income in 2012 included favourable impacts from investment activity on insurance contract liabilities, refinements to actuarial models and tax related items.

In Corporate Support, the reported loss from Continuing Operations was $318 million in 2013, compared to a reported loss of $286 million in 2012. Restructuring and other related costs were $22 million, compared to $4 million in 2012. The loss from Continuing Operations in 2013 relative to 2012, reflected the unfavourable impacts of assumption changes in our insurance contract liabilities and other experience in our Run-off reinsurance business, partially offset by lower interest expenses.

Corporate's reported net loss from Discontinued Operations was $32 million in 2013, compared to net income of $7 million in 2012.

The reported loss (Combined Operations) for Corporate was $216 million in 2013, compared to $66 million in 2012.

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Full year
($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Premiums
Gross	4,217	3,738	3,709	3,408	3,779	15,072	13,415
Ceded	(1,393)	(1,330)	(1,335)	(1,375)	(1,322)	(5,433)	(5,168)
Net premium revenue	2,824	2,408	2,374	2,033	2,457	9,639	8,247
Net investment income
Interest and other investment income	1,328	1,092	1,272	1,237	1,202	4,929	4,430
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	(528)	(323)	(3,356)	(348)	(274)	(4,555)	1,728
Net gains (losses) on AFS assets	46	39	36	24	23	145	126
Fee income	1,040	940	892	844	842	3,716	3,028
Total revenue	4,710	4,156	1,218	3,790	4,250	13,874	17,559
Adjusted revenue(1)	6,119	5,378	5,488	5,144	5,495	22,181	19,627

(1) Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues were $4.7 billion in the fourth quarter of 2013, compared to $4.3 billion in the fourth quarter of 2012. Revenues increased primarily as a result of higher premium revenue from GRS and Individual Insurance & Investments in SLF Canada, group and international life businesses in SLF U.S., the insurance business in Hong Kong, and higher investment income and fee income in MFS. These increases were partially offset by higher net losses from the fair value of FVTPL assets and liabilities compared to the fourth quarter of 2012. Adjusted revenue was $6.1 billion in the fourth quarter of 2013, compared to $5.5 billion in the fourth quarter of 2012 primarily due to higher premium revenue from GRS and Individual Insurance & Investments in SLF Canada, the insurance business in Hong Kong, and group and international life businesses in SLF U.S., and higher investment income and fee income in MFS.

Revenues of $13.9 billion in 2013 were down $3.7 billion from revenue of $17.6 billion in 2012 due to lower net gains in the fair value of FVTPL assets and liabilities, partially offset by increased premium revenue from GRS, Individual Insurance & Investments in SLF Canada, EBG in SLF U.S., the insurance business in Hong Kong, higher fee income from MFS and higher investment income. Adjusted revenue of $22.2 billion was up $2.6 billion from 2012 largely driven by increased premium revenue from GRS, Individual Insurance & Investments in SLF Canada, EBG and international life and investments businesses in SLF U.S., the insurance business in Hong Kong, higher fee income from MFS and higher investment income.

Premiums and Deposits from Continuing Operations

	Quarterly results					Full year
($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	2013	2012
Premiums and Deposits
Net premium revenue	2,824	2,408	2,374	2,033	2,457	9,639	8,247
Segregated fund deposits	1,917	2,227	2,169	2,157	1,681	8,470	6,935
Mutual fund sales(1)	14,219	15,354	16,104	14,983	11,294	60,660	43,303
Managed fund sales(1)	9,778	11,410	10,508	8,269	14,938	39,965	43,851
ASO premium and deposit equivalents(1)	1,551	1,460	1,487	1,475	1,512	5,973	5,737
Total premiums and deposits(1)	30,289	32,859	32,642	28,917	31,882	124,707	108,073
Total adjusted premiums and deposits(1)(2)	29,903	32,581	32,756	29,539	32,853	125,607	111,853

(1)Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $30.3 billion for the quarter ended December 31, 2013, compared to $31.9 billion for the quarter ended December 31, 2012. Adjusted premiums and deposits of $29.9 billion in the fourth quarter of 2013, decreased $3.0 billion from the same period in 2012. In both cases, the decrease was primarily the result of lower managed fund sales in MFS, partially offset by higher MFS mutual fund sales, increased premium revenue from SLF Canada's GRS and Individual Insurance & Investments, EBG and international life businesses in SLF U.S., the insurance business in Hong Kong, and higher segregated fund deposits in GRS in SLF Canada.

Premiums and deposits were $124.7 billion in 2013, compared to $108.1 billion in 2012. Adjusted premiums and deposits of $125.6 billion in 2013 increased $13.7 billion from 2012. In both cases, the increase was largely driven by higher mutual fund sales in MFS, increased net premium revenue in GRS and Individual Insurance & Investments in SLF Canada, life and group businesses in SLF U.S., the insurance business in Hong Kong, and higher segregated fund deposits in GRS in SLF Canada, partially offset by lower managed fund sales in MFS.

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, were $2.8 billion in the fourth quarter of 2013, compared to $2.5 billion in the fourth quarter of 2012. Net life, health and annuity premium revenues were $9.6 billion for 2013, up $1.4 billion from 2012. In both cases, the increase was primarily driven by GRS, Individual Insurance & Investments in SLF Canada and life and group businesses in SLF U.S.

Segregated fund deposits were $1.9 billion in the fourth quarter of 2013, compared to $1.7 billion in the fourth quarter of 2012. Segregated fund deposits were $8.5 billion in 2013, compared to $6.9 billion in 2012. Increases for both periods were driven by SLF Canada's GRS and in SLF Asia.

Sales of mutual funds and managed funds were $24.0 billion in the fourth quarter of 2013, a decrease of $2.2 billion over the fourth quarter of 2012, reflecting the inflow from Sun Capital Advisers in the fourth quarter of 2012. Mutual and managed fund sales were $100.6 billion in 2013, compared to $87.2 billion in 2012, primarily driven by mutual fund sales in MFS.

ASO premium and deposit equivalents of $1.6 billion in the fourth quarter of 2013 were largely unchanged from the fourth quarter of 2012. ASO premium and deposit equivalents for 2013 increased slightly from 2012.

Sales from Continuing Operations

($ millions)	Q4'13	Q4'12
Life and health sales(1)
SLF Canada(2)	167	148
SLF U.S.	426	348
SLF Asia	185	173
Total	778	669

Wealth sales(1)
SLF Canada (2)	2,572	2,289
SLF U.S.	207	229
SLF Asia(3)	280	277
Total (excluding MFS)	3,059	2,795
MFS	23,611	25,933
Total wealth sales	26,670	28,728

(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Wealth and GRS.
(3) Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $778 million in the fourth quarter of 2013, compared to $669 million in the same period last year.

•	SLF Canada life and health sales were $167 million in the fourth quarter of 2013, compared to $148 million in the fourth quarter of 2012, primarily reflecting higher sales in Individual Insurance, partially offset by lower sales in GB
•	SLF U.S. life and health sales were $426 million in the fourth quarter of 2013, compared to $348 million in the fourth quarter of 2012, driven by higher sales in voluntary benefits and stop loss, partially offset by lower sales in international individual insurance
•	SLF Asia life and health sales were $185 million in the fourth quarter of 2013, compared to $173 million in the fourth quarter of 2012, mainly due to higher sales in the Philippines, Hong Kong, and inclusion of Vietnam and Malaysia sales, largely offset by lower sales in India and China

Total Company wealth sales were $26.7 billion in the fourth quarter of 2013, compared to $28.7 billion in the fourth quarter of 2012.

•	SLF Canada wealth sales were $2.6 billion in the fourth quarter of 2013, compared to $2.3 billion in the fourth quarter of 2012, mainly reflecting higher sales in Individual Wealth
•	SLF U.S. wealth sales were $207 million in the fourth quarter of 2013, compared to $229 million in the fourth quarter of 2012, due to lower international investment product sales
•	SLF Asia wealth sales were $280 million in the fourth quarter of 2013, compared to $277 million in the fourth quarter of 2012, primarily driven by increased MPF sales in Hong Kong
•	MFS gross sales were $23.6 billion in the fourth quarter of 2013, compared to $25.9 billion in the fourth quarter of 2012, mainly attributable to the impact of inflow from Sun Capital Advisors in Q4 2012.

Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company. As the sale of our U.S. Annuity Business was completed in the third quarter of 2013, AUM as at December 31, 2013 and September 30, 2013 are of the Continuing Operations only.

AUM (Continuing Operations) were $639.8 billion as at December 31, 2013, compared to $532.9 billion AUM (Combined Operations) as at December 31, 2012. The increase in AUM of $106.9 billion between December 31, 2013 and December 31, 2012 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $80.2 billion;
(ii)	an increase of $28.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	net sales of mutual, managed and segregated funds of $26.4 billion; and
(iv)	business growth of $7.3 billion; partially offset by
(v)	a decrease of $29.6 billion as a result of the sale of U.S. Annuity Business;
(vi)	a decrease of $4.6 billion from the change in value of FVTPL assets and liabilities; and
(vii)	a decrease of $0.8 billion related to the sale of MFS Canada's private wealth business.

AUM for the Continuing Operations increased $49.3 billion between September 30, 2013 and December 31, 2013. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $29.6 billion;
(ii)	an increase of $14.9 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	net sales of mutual, managed and segregated funds of $4.5 billion; and
(iv)	business growth of $1.0 billion; partially offset by
(v)	a decrease of $0.5 billion from the change in value of FVTPL assets and liabilities; and
(vi)	a decrease of $0.2 billion related to the sale of MFS Canada's private wealth business.

Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets (Continuing Operations) were $123.4 billion as at December 31, 2013, compared to total general fund assets (Combined Operations) of $133.2 billion a year earlier. The decrease in general fund assets from December 31, 2012 was primarily a result of $14.7 billion of assets included in the disposition of the U.S. Annuity Business, $4.6 billion reduction from the change in value of FVTPL assets and liabilities, partially offset by business growth of $7.3 billion and currency gains of $2.2 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $83.4 billion as at December 31, 2013 increased by $1.2 billion compared to December 31, 2012, mainly due to balances arising from new policies and impact from currency movements, partially offset by assumption changes and changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity, including preferred share capital, was $17.2 billion as at December 31, 2013, compared to $16.4 billion as at December 31, 2012. The $0.8 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $1,060 million in 2013, which includes $695 million loss on disposition on the sale of our U.S. Annuity Business, before preferred share dividends of $118 million;
(ii)	an increase of $574 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $176 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan, $97 million from stock options exercised and $8 million from stock-based compensation; and
(iv)	changes in liabilities for defined benefit plans of $147 million; partially offset by
(v)	common share dividend payments of $860 million; and
(vi)	net unrealized losses on AFS assets in other comprehensive income ("OCI") of $275 million.

Income Taxes
In the fourth quarter of 2013, we had an income tax expense of $58 million on our operating income before taxes from Continuing Operations of $745 million, representing an effective income tax rate of 7.8%. This compares to an income tax expense of $51 million on operating income before taxes from Continuing Operations of $421 million and an effective income tax rate of 12.1% in the fourth quarter of 2012. On a reported basis, in the fourth quarter of 2013 we had an income tax expense of $32 million on income before taxes from Continuing Operations of $632 million, which resulted in an effective income tax rate of 5.1%. This compares to an income tax expense of $18 million on income before taxes from Continuing Operations of $328 million and an effective income tax rate of 5.5% in the fourth quarter of 2012.

Our effective tax rate in the fourth quarter of 2013 was below the statutory rate of 26.5% and the expected range of 18% to 22% predominantly due to a tax benefit of $79 million in relation to the restructuring of an internal reinsurance arrangement and the benefit of lower than expected taxes on investment income. These benefits were partially offset by the impact of adjustments recorded during the quarter to taxes related to prior years.

Our effective tax rate in the fourth quarter of 2012 was lower than expected predominantly due to the impact of legislative enactments in the United Kingdom and various favourable adjustments to taxes in respect of prior years.

Discontinued Operations
Effective August 1, 2013 we sold our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business included our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products.

The following table sets out select financial information associated with our Discontinued Operations for the three months ended and twelve months ended December 31, 2013 and December 31, 2012. Refer to Note 3 in our Consolidated Financial Statements for additional information on the transaction.

	Quarterly results		Full Year
($ millions, unless otherwise noted)	Q4'13	Q4'12	2013	2012
Net Income - Reported
Common shareholders' net income (loss) from Discontinued Operations	(21)	111	(754)	180
Net loss on the sale of Discontinued Operations	(21)	—	(695)	—
Diluted EPS from Discontinued Operations ($)	(0.03)	0.18	(1.23)	0.30
Basic EPS from Discontinued Operations ($)	(0.03)	0.18	(1.25)	0.30

Investments
We had total general fund invested assets of $109.6 billion as at December 31, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 84.5% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.8% and 5.6% of the portfolio, respectively. The remaining 5.1% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.(1)

	December 31, 2013		December 31, 2012(2)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,636	7.0%	7,026	6.7%
Debt securities - FVTPL	43,662	39.7%	43,773	41.4%
Debt securities - AFS	11,151	10.2%	10,589	10.0%
Equity securities - FVTPL	4,342	4.0%	4,169	4.0%
Equity securities - AFS	852	0.8%	857	0.8%
Mortgages and loans	30,313	27.6%	27,248	25.8%
Derivative assets	948	0.9%	2,113	2.0%
Other invested assets	1,855	1.7%	1,272	1.2%
Policy loans	2,792	2.5%	2,681	2.5%
Investment properties	6,092	5.6%	5,942	5.6%
Total invested assets	109,643	100%	105,670	100.0%

(1) The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2) Values as at December 31, 2012 do not include assets of the Discontinued Operations which were reported in Assets of disposal group classified as held for sale.

Debt Securities
As at December 31, 2013, we held $54.8 billion of debt securities, which constituted 49.9% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67.5% of the total debt securities as at December 31, 2013, compared to 69.9% as at December 31, 2012. Debt securities rated "BBB" or higher represented 97.0% of total debt securities as at December 31, 2013, 1.2% lower than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.5% of our total debt securities as at December 31, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at December 31, 2013 were $18.4 billion, compared to $19.4 billion as at December 31, 2012. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2013 with the exception of the following countries where we have business operations: Canada, the United States, the United Kingdom and the Philippines. As outlined in the following table, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	11,893	1,740	12,902	1,718
United States	1,462	4,761	1,569	4,485
United Kingdom	2,000	1,652	1,912	1,391
Philippines	2,290	4	2,196	—
Eurozone
France	17	85	16	76
Germany	151	46	179	20
Greece	—	—	—	—
Ireland	—	—	—	—
Italy	1	—	—	5
Netherlands	3	478	2	342
Portugal	—	—	—	—
Spain	—	74	—	37
Residual Eurozone	—	309	—	197
Other	556	938	629	993
Total	18,373	10,087	19,405	9,264

Our gross unrealized losses as at December 31, 2013 for FVTPL and AFS debt securities were $1.17 billion and $0.13 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. The increase in gross unrealized losses is primarily due to the impact of increasing interest rates. Gross unrealized losses as at December 31, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Asset-backed Securities
Our debt securities as at December 31, 2013 included $3.6 billion of asset-backed securities reported at fair value, representing approximately 6.5% of our debt securities, or 3.3% of our total invested assets. This was $1.6 billion higher than the level reported as at December 31, 2012.

Asset-backed Securities

	December 31, 2013			December 31, 2012
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,769	1,791	83.4%	824	896	95.2%
Residential mortgage-backed securities
Agency	500	487	100.0%	321	337	100.0%
Non-agency	323	289	22.4%	43	47	95.7%
Collateralized debt obligations	89	98	33.1%	75	70	26.0%
Other(1)	963	920	88.0%	592	598	99.1%
Total asset-backed securities	3,644	3,585	80.5%	1,855	1,948	94.7%

(1) Other includes sub-prime, a portion of the Company's exposure to Alternative-A, and other asset-backed securities.

With the sale of our U.S. Annuity Business, which closed effective August 1, 2013, $851 million of asset-backed securities previously classified as held for sale, have been reallocated to support other lines of business in the Continuing Operations. The $851 million is comprised of $419 million of commercial mortgage-backed securities of which 67% are rated "BB" and lower, $247 million of residential mortgage-backed securities of which 90% are rated "BB" and lower, $26 million of collateralized debt obligations of which 100% are rated "BB" and lower, and $159 million of other of which 67% are rated "BB" and lower. The remaining increase in this portfolio is primarily related to continued investment in highly rated asset-backed securities and foreign exchange impact due to the depreciation of the Canadian dollar. Excluding the impact of the reallocated asset-backed securities previously classified as held-for-sale, the credit quality of asset-backed securities remained relatively stable in 2013.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our mortgage-backed and asset-backed securities. We have seen improvement in housing as demand continues to be fueled by relatively low mortgage rates and home prices that are still affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices throughout 2013. While foreclosure and delinquency levels have decreased significantly, a negative shift in the overall economy could have an adverse impact on our mortgage-backed and asset-backed securities portfolios.

Mortgages and Loans
Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2013, we had a total of $30.3 billion in mortgages and loans compared to $27.2 billion in 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.5 billion. Our loan portfolio, which consists of private placement assets, was $17.8 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

	December 31, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,539	11,296	18,835	7,457	9,946	17,403
United States	4,981	4,252	9,233	4,515	3,399	7,914
United Kingdom	7	504	511	22	420	442
Other	—	1,734	1,734	—	1,489	1,489
Total	12,527	17,786	30,313	11,994	15,254	27,248

As at December 31, 2013, our mortgage portfolio consisted mainly of commercial mortgages spread across approximately 2,700 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.65 times, up from 1.61 times in the prior year. The Canada Mortgage and Housing Corporation insures 21.6% of the Canadian commercial mortgage portfolio. As at December 31, 2013, the mix of the mortgage portfolio was 80.5% non-residential and 19.5% residential, and approximately 50% of mortgage loans will mature within the next five years.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. However, recovery will depend on further increase in real estate demand, which in turn is dependent upon additional job creation.

As at December 31, 2013, we held $17.8 billion of corporate loans, $2.5 billion higher than the balance reported as at December 31, 2012. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. We are a leader in the private debt market in Canada and rank fifth within North America.(1) Enhancing financial performance is a key motivating factor to our increased participation in the private debt market. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

(1) As published by Private Placement Letter based on total assets as at December 31, 2012.

Mortgages and Loans Past Due or Impaired

	December 31, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,428	17,767	30,195	—	—	—
Past due:
Past due less than 90 days	5	—	5	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	141	35	176	47(1)	16	63
Total	12,574	17,802	30,376	47	16	63

	December 31, 2012
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	11,865	15,230	27,095	—	—	—
Past due:
Past due less than 90 days	7	—	7	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	201	40	241	79(1)	16	95
Total	12,073	15,270	27,343	79	16	95

(1) Includes $24 million of sectoral provisions as at December 31, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $113 million as at December 31, 2013, $33 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $94 million as at December 31, 2013, $28 million lower than December 31, 2012. The majority of this decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $47 million as at December 31, 2013, $32 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses decreased by $18 million to $24 million resulting from evidence of stabilization and an improved outlook within the portfolio. The majority of the impaired mortgage loans are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released. Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Our asset default provision as at December 31, 2013 was $1,564 million compared to $1,468 million as at December 31, 2012. The increase of $96 million reflected increases in the provision for assets purchased and transferred net of dispositions, foreign currency impacts due to the weakening of the Canadian dollar, partially offset by the release of provisions on fixed income assets supporting our actuarial liabilities.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	December 31, 2013	December 31, 2012
Net fair value	9	1,519
Total notional amount	43,343	42,478
Credit equivalent amount	659	953
Risk-weighted credit equivalent amount	6	8

The total notional amount of derivatives in our portfolio increased to $43.3 billion as at December 31, 2013, from $42.5 billion at the end of 2012. This increase is primarily attributable to an increase of $565 million in interest rate contracts for duration matching activities and an increase of $1 billion in currency contracts hedging foreign currency assets. These increases were partially offset by a decrease of $700 million in equity contracts. The net fair value of derivatives decreased to $9 million as at December 31, 2013, from $1,519 million at the end of 2012. This decrease was primarily due to the impact of increasing swap rates on our interest rate swap portfolio and the impact of the depreciation of the Canadian dollar on our currency contract portfolio.

Capital Management
Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at December 31, 2013, our total capital was $20.5 billion, up from $20.0 billion as at December 31, 2012. The increase in total capital was primarily the result of common shareholders' net income of $942 million, other comprehensive income of $446 million partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $684 million and reduction in subordinated debt of $337 million.

On February 12, 2014, Sun Life Financial announced its intention to redeem all of the outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the "Debentures") in accordance with the redemption terms attached to the Debentures.

Sun Life Assurance's MCCSR ratio was 219% as at December 31, 2013, compared to 209% as at December 31, 2012. The MCCSR ratio increased in 2013 as a result of strong earnings, changes in regulatory requirements, and is net of financing activities during the year. As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per the Office of the Superintendent of Financial Institutions' ("OSFI") 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 million to its available capital over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over twelve quarters.

In November 2013, OSFI provided a progress update on its 2012 report titled the Life Insurance Regulatory Framework, which discusses OSFI's forthcoming regulatory initiatives affecting life insurance companies and industry stakeholders. The initiatives are focused on regulatory capital requirements and financial disclosure transparency. The update indicates OSFI is planning to publish its new capital framework for life insurance companies in 2016, conduct parallel testing with industry participants from 2016 to 2018, and implement the new rules in 2018. The outcomes of this regulatory effort remain uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations, including the comparative period of December 31, 2012. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During 2013, we realized $145 million (pre-tax) in net gains on the sale of AFS assets. At December 31, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets was $169 million and $160 million, respectively, after-tax.

The following tables set out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2013 and December 31, 2012.

Interest Rate and Equity Market Sensitivities

As at December 31, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(8)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(8)	$(300)	$(100)	$100	$150
Potential impact on OCI(4)	$350	$200	$(150)	$(350)
Potential impact on MCCSR(5)(7)	5% points decrease	2% points decrease	2% points increase	3% points increase

Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)(7)	10% points decrease	4% points decrease	2% points increase	3% points increase

As at December 31, 2012(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(8)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(8)	$(300)	$(150)	$100	$150
Potential impact on OCI(4)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(5)(7)	6% points decrease	3% points decrease	1% point increase	3% points increase

Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)(7)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1) Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.
(4) A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
(5) The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.
(6) Represents the respective change across all equity markets as at December 31, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(7) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.
(8) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to changes in interest rates is largely unchanged since December 31, 2012. This is the result of offsetting impacts from changes to interest rate levels, changes in actuarial methods, assumptions and modelling, and ongoing hedging activities throughout 2013. Our net income sensitivity to equity markets has increased since December 31, 2012. This increase is largely caused by changes in hedging activities throughout 2013.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our liability and asset valuations (including non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	50 basis point decrease	50 basis point increase
December 31, 2013	(100)	100
December 31, 2012	(125)	125

(1) In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity	20 basis point decrease	20 basis point increase
December 31, 2013	50	(50)
December 31, 2012	50	(25)

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees
Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at December 31, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474

As at December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089

(1) The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2) For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3) The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4) The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to December 31, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the total value of guarantees are largely unchanged from 2012 due to the weakening of the Canadian dollar, new business written and automatic resets being offset by the natural run-off of the block; and
(iv)	insurance contract liabilities decreased due to favourable equity market and interest rate movement.

Segregated Fund Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2013.

Impact of Segregated Fund Hedging

December 31, 2013
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	—	—	(50)	(100)

December 31, 2012
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(650)
Hedging impact	200	400	200	600
Net of hedging	—	—	—	(50)

(1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2) Net income sensitivities have been rounded to the nearest $50 million.
(3) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4) Represents the change across all equity markets as at December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2013 would decrease net income by approximately $150 million ($150 million as at December 31, 2012). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2013 would increase net income by approximately $150 million ($150 million as at December 31, 2012).

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI for changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on free income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income excludes from reported net income those impacts that are not operational or ongoing in nature. Its purpose is to assist investors in understanding our underlying business performance and excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Its purpose is to assist investors in understanding our underlying business performance, excluding defined market impacts. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12
Net income from Continuing Operations	571	324	391	410	284
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	17	(2)	9	14	(6)
Fair value adjustments on share-based payment awards at MFS	(76)	(59)	(42)	(52)	(39)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(5)	(22)	—	—	—
Restructuring and other related costs	(7)	(15)	(7)	—	(4)
Operating net income (loss)	642	422	431	448	333

Net equity market impact	22	21	(14)	47	13
Net interest rate impact	3	27	57	(1)	(63)
Net gains from changes in the fair value of real estate	12	9	4	5	20
Actuarial assumption changes driven by changes in capital market movements	—	28	—	5	21
Operating net income (loss) excluding the net impact of market factors	605	337	384	392	342

Reported EPS (diluted) ($)	0.93	0.53	0.64	0.68	0.47
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.03	—	0.01	0.02	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.12)	(0.10)	(0.07)	(0.09)	(0.07)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.01)	(0.04)	—	—	—
Restructuring and other related costs ($)	(0.01)	(0.02)	(0.01)	—	(0.01)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	—	—	—
Operating EPS (diluted) ($)	1.05	0.69	0.71	0.75	0.56

Reconciliations of Select Net Income Measures from Combined Operations

	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12
Net income (loss)	550	(520)	399	513	395
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	17	(2)	9	14	(6)
Fair value adjustments on share-based payment awards at MFS	(76)	(59)	(42)	(52)	(39)
Loss on the sale of our U.S. Annuity Business	(21)	(674)	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(5)	(230)	—	—	—
Restructuring and other related costs	(7)	(15)	(44)	(14)	(7)
Goodwill and intangible asset impairment charges	—	—	—	—	(6)
Operating net income (loss) from Continuing Operations	642	460	476	565	453

Net equity market impact	22	48	(36)	109	49
Net interest rate impact	3	43	98	13	(51)
Net gains from changes in the fair value of real estate	12	9	4	5	20
Actuarial assumption changes driven by changes in capital market movements	—	28	—	9	15
Operating net income (loss) excluding the net impact of market factors	605	332	410	429	420

Reported EPS (diluted) ($)	0.90	(0.84)	0.65	0.85	0.65
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.03	—	0.01	0.02	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.12)	(0.10)	(0.07)	(0.09)	(0.07)
Loss on the sale of our U.S. Annuity Business ($)	(0.03)	(1.10)	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.01)	(0.38)	—	—	—
Restructuring and other related costs ($)	(0.01)	(0.02)	(0.08)	(0.02)	(0.01)
Goodwill and intangible asset impairment charges ($)	—	—	—	—	(0.01)
Impact of convertible securities on diluted EPS ($)	(0.01)	0.01	—	—	(0.01)
Operating EPS (diluted) ($)	1.05	0.75	0.79	0.94	0.76

Reported ROE (annualized)	15.2%	(14.2)%	10.7%	14.3%	11.4%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.5%	(0.1)%	0.2%	0.4%	(0.2)%
Fair value adjustments on share-based payment awards at MFS	(2.1)%	(1.6)%	(1.1)%	(1.5)%	(1.1)%
Loss on the sale of our U.S. Annuity Business	(0.6)%	(18.4)%	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(0.1)%	(6.3)%	—	—	—
Restructuring and other related costs	(0.2)%	(0.4)%	(1.2)%	(0.4)%	(0.2)%
Goodwill and intangible asset impairment charges	—	—	—	—	(0.2)%
Operating ROE (annualized)	17.7%	12.6%	12.8%	15.8%	13.1%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12
Revenues	4,710	4,156	1,218	3,790	4,250
Adjustments
Foreign exchange	119	103	65	29	—
Fair value changes in FVTPL assets and liabilities	(528)	(323)	(3,356)	(348)	(274)
Reinsurance in SLF Canada's Group Benefits operations	(1,102)	(1,099)	(1,090)	(1,140)	(1,074)
Net premiums from domestic individual insurance operations in SLF U.S.	102	97	111	105	103
Adjusted revenue	6,119	5,378	5,488	5,144	5,495

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada's GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12
Premiums and deposits	30,289	32,859	32,642	28,917	31,882
Adjustments
Foreign exchange	1,386	1,280	866	398	—
Reinsurance in SLF Canada's Group Benefits operations	(1,102)	(1,099)	(1,090)	(1,140)	(1,074)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	102	97	110	120	103
Adjusted premiums and deposits	29,903	32,581	32,756	29,539	32,853

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the finalization of the sale of our U.S. Annuity Business, (ii) statements concerning our internal reinsurance arrangements, (iii) statements concerning the exposure draft issued by the Canadian Actuarial Standards Board and the impact of the low interest rate environment, (iv) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals, (v) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (vi) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Sale of U.S. Annuity Business, Restructuring of Internal Reinsurance Arrangement, Actuarial Standards Update, Impact of the Low Interest Rate Environment, Capital Management and Risk Management and in Sun Life Financial Inc.'s 2013 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; the performance of equity markets; changes or volatility in interest rates or credit/swap spreads; changes in legislation and regulations including capital requirements and tax laws; risks in implementing business strategies; legal and regulatory proceedings, including inquiries and investigations; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure and Internet-enabled technology; risks relating to product design and pricing; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to financial modelling errors; our dependence on third-party relationships including outsourcing arrangements; business continuity risks; the impact of higher-than-expected future expenses; the ability to attract and retain employees; market conditions that affect the Company's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risk management; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the impact of competition; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Adoption of Advance Notice By-law
The Company's Board of Directors approved amendments to By-law No. 1 which require advance notice to the Company when director nominations are made by shareholders, other than in connection with a requisitioned shareholders' meeting or a shareholder proposal, in each case in accordance with the Insurance Companies Act (Canada). The advance notice provision fixes a deadline by which shareholders must provide notice of director nominations prior to any annual or special meeting at which directors are to be elected and specifies the information that a shareholder must provide to the Company. The advance notice provision was adopted to facilitate orderly and efficient shareholders' meetings and to ensure that shareholders are able to exercise their voting rights for the election of directors in an informed manner.

The amendments to By-law No. 1 are effective immediately. Shareholders will be asked to confirm the amendments at the next shareholders meeting. A copy of Amended and Restated By-Law No. 1 is available for review in Sun Life Financial Inc.'s filings with Canadian securities regulators at www.sedar.com.

The Board of Sun Life Assurance Company of Canada has approved equivalent amendments to its By-law No. 1 with respect to the nomination of directors by voting policyholders.

Earnings Conference Call
The Company's fourth quarter 2013 financial results will be reviewed at a conference call on Thursday, February 13, 2014, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q4 2014 period end. The conference call can also be accessed by phone by dialing 416 644-3414 (Toronto) or 1 800 814-4859 (Canada/U.S.).

Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
(Unaudited, in millions of Canadian dollars except for per share amounts)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenue
Premiums:
Gross	$4,217	$3,779	$15,072	$13,415
Less: Ceded	1,393	1,322	5,433	5,168
Net	2,824	2,457	9,639	8,247

Net investment income (loss):
Interest and other investment income	1,328	1,202	4,929	4,430
Changes in fair value through profit or loss assets and liabilities	(528)	(274)	(4,555)	1,728
Net gains (losses) on available-for-sale assets	46	23	145	126
Net investment income (loss)	846	951	519	6,284
Fee income	1,040	842	3,716	3,028
Total revenue	4,710	4,250	13,874	17,559

Benefits and expenses
Gross claims and benefits paid	2,992	2,983	11,876	11,347
Increase (decrease) in insurance contract liabilities	699	619	(1,204)	3,718
Decrease (increase) in reinsurance assets	(98)	(71)	(254)	134
Increase (decrease) in investment contract liabilities	38	22	85	51
Reinsurance expenses (recoveries)	(1,294)	(1,181)	(5,098)	(4,832)
Commissions	442	389	1,669	1,399
Net transfers to (from) segregated funds	(11)	(15)	(19)	(79)
Operating expenses	1,158	1,030	4,139	3,507
Premium taxes	60	59	235	236
Interest expense	92	87	353	367
Total benefits and expenses	4,078	3,922	11,782	15,848

Income (loss) before income taxes	632	328	2,092	1,711
Less: Income tax expense (benefit)	32	18	283	210
Total net income (loss) from continuing operations	600	310	1,809	1,501
Less: Net income (loss) attributable to participating policyholders	(1)	(4)	(5)	7
Shareholders' net income (loss) from continuing operations	601	314	1,814	1,494
Less: Preferred shareholders' dividends	30	30	118	120
Common shareholders' net income (loss) from continuing operations	571	284	1,696	1,374
Common shareholders' net income (loss) from discontinued operations	(21)	111	(754)	180
Common shareholders' net income (loss)	550	395	942	1,554

Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.94	$0.48	$2.81	$2.32
Basic earnings (loss) per share from discontinued operations	$(0.03)	$0.18	$(1.25)	$0.30
Basic earnings (loss) per share	$0.91	$0.66	$1.56	$2.62

Diluted earnings (loss) per share from continuing operations	$0.93	$0.47	$2.78	$2.29
Diluted earnings (loss) per share from discontinued operations	$(0.03)	$0.18	$(1.23)	$0.30
Diluted earnings (loss) per share	$0.90	$0.65	$1.55	$2.59

Consolidated Statements of Financial Position

	As at
(in millions of Canadian dollars)	December 31, 2013	December 31, 2012(1)
Assets
Cash, cash equivalents and short-term securities	$7,636	$7,026
Debt securities	54,813	54,362
Equity securities	5,194	5,026
Mortgages and loans	30,313	27,248
Derivative assets	948	2,113
Other invested assets	1,855	1,272
Policy loans	2,792	2,681
Investment properties	6,092	5,942
Invested assets	109,643	105,670
Other assets	3,270	2,657
Reinsurance assets	3,648	3,240
Deferred tax assets	1,303	1,099
Property and equipment	658	665
Intangible assets	866	862
Goodwill	4,002	3,911
Assets of disposal group classified as held for sale	—	15,067
Total general fund assets	123,390	133,171
Investments for account of segregated fund holders from continuing operations	76,141	64,987
Investments for account of segregated fund holders classified as held for sale	—	27,668
Total assets	$199,531	$225,826

Liabilities and equity
Liabilities
Insurance contract liabilities	$88,903	$87,275
Investment contract liabilities	2,602	2,303
Derivative liabilities	939	594
Deferred tax liabilities	122	6
Other liabilities	8,218	8,169
Senior debentures	2,849	2,849
Subordinated debt	2,403	2,740
Liabilities of disposal group classified as held for sale	—	12,689
Total general fund liabilities	106,036	116,625
Insurance contracts for account of segregated fund holders from continuing operations	69,088	59,025
Investment contracts for account of segregated fund holders from continuing operations	7,053	5,962
Insurance contracts for account of segregated fund holders classified as held for sale	—	27,668
Total liabilities	$182,177	$209,280

Equity
Issued share capital and contributed surplus	$10,902	$10,621
Retained earnings and accumulated other comprehensive income	6,452	5,925
Total equity	$17,354	$16,546
Total equity and liabilities	$199,531	$225,826

(1) Balances have been restated. Refer to Note 2 in our Consolidated Financial Statements.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2013, the Sun Life Financial group of companies had total assets under management of $640 billion.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 12-FEB-14